Sustainable Opportunities Acquisition Corp.
1601 Bryan Street, Suite 4141
Dallas, Texas 75201

June 22, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549
Attention: Kevin Dougherty and Loan Lauren Nguyen

Re:	Sustainable Opportunities Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed May 27, 2021 File No. 333-255118

Dear Sir or Madam:

This letter sets forth responses of Sustainable Opportunities Acquisition Corp. (“SOAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated June 16, 2021, with respect to the above referenced Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-255118) (the “Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth SOAC’s response to each of the numbered comments immediately below each numbered comment.

In addition, SOAC has revised the Registration Statement in response to the Staff’s comments and SOAC is concurrently filing Amendment No. 2 to the Registration Statement with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of SOAC’s responses correspond to page numbers in the Registration Statement, as so amended (the “Second Amended Registration Statement”).

Amendment No. 1 to Registration Statement on Form S-4 filed May 27, 2021

Mineral Resource Estimate, page 148

1.	Staff’s Comment:

We note your response to comment 10 stating you included additional general disclosure in your filing. Please revise your filing to include the cutoff grade calculation using your specific costs and the annual km2 per year processed.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 148 of the Amended Registration Statement to include the cutoff grade calculation using specific costs, including the annual km2 per year processed.

Economic Analysis, page 153

2.	Staff’s Comment:

We note your disclosure of capital and operating costs based upon the NORI initial assessment. Capital and operating cost estimates in an initial assessment must have an accuracy level of at least plus or minus 50% and a contingency level of no greater that 25% pursuant to Item 1302(d)(4)(i) of Regulation S-K. Please revise to include the accuracy level and contingency level of your initial assessment.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 153 of the Amended Registration Statement to include the accuracy level and contingency level of the initial assessment.

Exhibit 96.1

Cut Off Grade, page 160

3.	Staff’s Comment:

We note your response to comment 25 stating you included additional general disclosure in your filing. Please revise your filing to include the calculation of your cutoff grade using your specific costs and disclose the annual km2 per year processed. In addition please add to your LOM Production Summary tables, the annual area processed or swept consistent with your text, operational metrics, and lease area.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that AMC Consultants Ltd. (“AMC”) has revised the disclosure on page 160 of the NORI Technical Report Summary (Exhibit 96.1) to include the cutoff grade calculation using specific costs, including the annual km2 per year processed. In addition, AMC has added to the LOM Production Summary tables (Tables 13.17, 13.18, 13.19 and 13.20 in the NORI Technical Report Summary) the annual area processed or swept (i.e. “the collected area”) consistent with the text, operational metrics, and lease area.

Exhibit 96.2

Cut-off grade, page 175

4.	Staff’s Comment:

We note your response to comment 28 stating you included additional general disclosure in your filing. Please revise your filing to include the cutoff grade calculation using the specific costs and the annual km2 per year processed.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that AMC has revised the disclosure on page 165 of the Amended Registration Statement and page 177 of the TOML Technical Report Summary (Exhibit 96.2) to include the cutoff grade calculation using specific costs, including the annual km2 per year processed.

TOML Acquisition, page 187

5.	Staff’s Comment:

We note your disclosure, the TOML Exploration Contract is in the development stage which is defined by SK 1300 as a mineral property with reserves. At page 128, you describe DeepGreen is in the prefeasibility study phase, which also may imply you have determined reserves. Please review your usage of the terms stage and phase throughout you filing and modify for clarity as necessary. For example, the statement on page 128 could be clarified to state DeepGreen is an exploration stage issuer with a completed initial assessment that is currently working towards a prefeasibility study.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 39, 149 and 187 of the Amended Registration Statement to clarify that the TOML property is in the exploration stage and not in the development stage. In addition, SOAC has revised the disclosure on page 128 of the Amended Registration Statement to state that DeepGreen is an exploration stage issuer with a completed initial assessment that is currently working towards a prefeasibility study.

Questions and Answers

Q: What Interests Do SOAC's Current Officers and Directors Have in the Business Combination, page 11

6.	Staff’s Comment:

We note your revisions in response to comment 4. Please also revise to quantify the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 11 of the Amended Registration Statement to include the current market price of securities of SOAC held by the sponsor and its affiliates. SOAC respectfully advises the Staff that there are no loans, fees or out-of-pocket expenses for which the sponsor or its affiliates are awaiting reimbursement from SOAC.

Neither the SOAC Board nor any committee thereof obtained a third-party valuation, page 65

7.	Staff’s Comment:

We note your response to comment 17. Please revise this risk factor to highlight that DeepGreen's valuation was based on projected EBITDA in 2027 which was substantively derived from an initial assessment which contained various assumptions and limitations. Additionally, please disclose here or in a new risk factor the material risks to unaffiliated investors presented by taking DeepGreen public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 66 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 86

8.	Staff’s Comment:

The historical equity balances of SOAC as of March 31, 2021 are consistent with the balances presented in SOAC's Form 10-Q filed May, 25, 2021, however they are not consistent with the balances presented in the condensed balance sheet as of March 31, 2021 on page F-26. Please explain this discrepancy or revise the disclosures throughout the filing, as needed.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its condensed balance sheet on page F-26 and has revised its disclosures throughout the condensed financial statements to ensure consistency with SOAC’s 10-Q filed on May 25, 2021.

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 90

9.	Staff’s Comment:

We note your adjustments 2(k) and 3(b) related to the first two milestone payments in amendment #3 to your PMTS agreement with Allseas. We understand that the first milestone requires confirmation from Allseas of placing orders of certain equipment and demonstrating certain progress on construction of the collector vehicle and the second milestone requires confirmation of successful collection of the North Sea test. Please tell us if these milestone events have occurred or if you have assessed them as probable to occur, providing details sufficient to understand the status of meeting these milestones to support your pro forma adjustments.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that the first two milestone payments are expected to be accounted for as research and development expenses under ASC 730-10-25-1, which states that research and development costs shall be expensed as incurred. Management has determined that ASC 730 is the appropriate accounting literature for the first two milestone payments as these payments are more akin to progress payments in a research and development contract rather than an achievement of a milestone. The research and development services started in July 2019, which would mark the beginning of the amortization period and would require a catch up expense from that date through the date of the effectiveness of the third amendment introducing the milestone payments upon the successful closing of the Business Combination. The amortization period will continue through the expected service period of September 2023, estimated based on the terms of the warrant agreement which would reduce warrants to be issued if not completed by this date. Any payments of these milestone payments will be capitalized as an advanced payment asset in accordance with ASC 730-20-35-1 and continue to be amortized over the remaining service period. None of the milestones events have occurred; however, the first milestone is effectively completed other than the passage of time to June 30, 2021 and a successful Business Combination and is determined to be probable. The second milestone is determined to be probable through communications with Allseas, who has continued to indicate it is on schedule for a successful North Sea test in Q1 2022. There is no expiration date for a successful North Sea test, which further supports that this payment is probable. While these first two milestone payments are considered probable, it does not impact the pro forma accounting, which is being recorded under ASC 730 rather than ASC 450. The third and final milestone payment is more akin to a milestone to be accounted for under ASC 450 as a true success fee for successful completion. The third milestone is not currently probable under ASC 450 due to the time and requirements before a successful completion is expected in September 2023.

Environmental Market Opportunity, page 124

10.	Staff’s Comment:

We note your response to comment 7. In terms of the ESG footprints of metals production from nodules, please address here and in the Risk Factors section the limitations and uncertainties of calculating the relative impacts and benefits from land-based and deep-sea based mining, such as those that are discussed in your white paper "Where Should Metals for the Green Transition Come From?" available at your website. For example, describe the most significant impact of nodule collection, including the biodiversity impacts, and the related assumptions that are suggested in your white paper.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 126 of the Amended Registration Statement to discuss the limitations and uncertainties of calculating the relative impacts and benefits from land-based and deep-sea based mining and to further describe the potential impact on biodiversity as the most significant potential impact of nodule collection. In addition, a Risk Factor has been added on page 50 of the Amended Registration Statement to discuss the uncertainties of the impact of deep-sea based mining on biodiversity.

11.	Staff’s Comment:

Revise to further explain and provide supplemental support for your claim that "as compared to land-based sources, polymetallic nodule collection has many advantages that allow DeepGreen to reduce the potential environmental and social impact of primary metal production, including the potential for up to a 90% reduction in climate change impacts." Please also disclose any material assumptions which underlie this statement.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 120 of the Amended Registration Statement to further explain and describe the support for the claim and to provide a reference to the material assumptions underlying such statement which are set forth under the heading “Environmental Market Opportunity” on page 126 of the Amended and Registration Statement. Such supplemental support and material assumptions are described in more detail in the peer reviewed white paper referenced in the Staff’s comment #10 (D. Paulikas, S. Katona, E. Ilves, S.H. Ali, “Life cycle climate change impacts of producing battery metals from land ores versus deep-sea polymetallic nodules,” Journal of Cleaner Production, 275 (2020) 123822).

Key Trends, Opportunities and Uncertainties, page 177

12.	Staff’s Comment:

We note your response to comment 7. Please revise this section to enhance your disclosure to describe any known trends and uncertainties related to DeepGreen's operations which might be impacted by environmental, climate and other governmental regulations for deep sea mineral exploration and collection activities.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 178 of the Amended Registration Statement to describe the known trends and uncertainties related to DeepGreen's operations, which might be impacted by environmental, climate and other governmental regulations for deep sea mineral exploration and collection activities.

Beneficial Ownership of Securities, page 198

13.	Staff’s Comment:

Please disclose the person(s) who directly or indirectly exercise sole or shared voting or investment control over the shares held by Ramas Energy Opportunities I, L.P. Refer to Item 403 of Regulation S-K.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 199 through 200 of the Amended Registration Statement.

Background to the Business Combination, page 219

14.	Staff’s Comment:

We note your response to comment 19. Please revise to expand your disclosure to describe the alternative companies and transactions, and disclose the reasons why you did not pursue each alternative.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 220 of the Amended Registration Statement.

Certain DeepGreen Projected Financial Information , page 228

15.	Staff’s Comment:

We note your revised disclosure in response to comment 21. You revised to disclose that the DeepGreen unaudited prospective financial information was based on an economic analysis included in the NORI Technical Report Summary filed as Exhibit 96.1 prepared by AMC. Please also revise to disclose the assumptions underlying the projections for the accuracy and contingency levels determined by the qualified person in the NORI Technical Report. Please also disclose here the assumption that the date of the investment decision (decision to mine) on the NORI Contract Area is expected to be on or around June 30, 2023.

Response:

SOAC respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 229 of the Amended Registration Statement to include the assumptions underlying the projections for the accuracy and contingency levels determined by the qualified person in the NORI Technical Report and to include the assumption that the date of the investment decision (decision to mine) on the NORI Contract Area is expected to be on or around June 30, 2023.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Julian Seiguer at (713) 836-3334 of Kirkland & Ellis LLP.

Sincerely

By:	/s/ Scott Leonard
Name:	Scott Leonard
Title:	Chief Executive Officer

Via E-mail:

cc:	Julian Seiguer

Kirkland & Ellis LLP